Filed Pursuant to Rule 424(b)(4)

Registration Number 333-98355

PROSPECTUS

480,000 Shares

AMERICA SERVICE GROUP INC.

Common Stock

     We are registering 480,000 shares of our common stock for resale by the selling stockholders we identify in this prospectus. These selling stockholders acquired the shares directly from us in a private placement.

     The prices at which the selling stockholders may sell these shares will be determined by the prevailing market price for shares of our common stock or in privately negotiated transactions. For a description of the plan of distribution of the shares see page 10 of this prospectus. We will not receive any of the proceeds from the sale of these shares by the selling stockholders.

     Our common stock is traded on The Nasdaq Stock Market’s National Market System under the symbol “ASGR.” On October 18, 2002, the last reported sales price for our common stock was $10.45.

Investment in our common stock involves a high degree of risk.
See “Risk Factors” beginning on page 6 of this Prospectus.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus is October 21, 2002.

ABOUT THIS PROSPECTUS
WHERE YOU CAN FIND MORE INFORMATION
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
BUSINESS
RISK FACTORS
SELLING STOCKHOLDERS
USE OF PROCEEDS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS

ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement that we filed with the SEC using a “shelf” registration process. Under this shelf process, some of our stockholders, which we refer to as the selling stockholders, may sell up to an aggregate of 480,000 shares of our common stock in one or more offerings. You should read this prospectus and any applicable prospectus supplement provided to you together with the information incorporated by reference into this prospectus.

WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. The documents are available on the SEC’s web site at http://www.sec.gov. You may read and copy the documents at the SEC’s public reference room located at 450 Fifth Street, N.W., Washington, D.C. 20549, and can call the SEC at 1-800-732-0330 for further information on the operation of this public reference room. You can request copies of the documents, upon payment of a duplicating fee, by writing to the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549.

     The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information we incorporate by reference is considered to be part of this prospectus and information that we file later with the SEC automatically will update and supersede such information. The following documents have been previously filed by us with the SEC and are incorporated by reference into the registration statement as of their respective dates:

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2001, as amended;

•	our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2002 and June 30, 2002;

•	our Current Report on Form 8-K filed on July 24, 2002; and

•	the description of our common stock contained in the our registration statement on Form 8-A filed under the Securities Exchange Act of 1934 (File No. 0-19673) on November 18, 1991, including any amendment or report filed for the purpose of updating such description.

     In addition, all documents we file pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934 after the date of the registration statement are incorporated by reference into the registration statement, unless we have filed a post-effective amendment to the registration statement that states all securities offered under it have been sold or that deregisters all securities remaining unsold. The reports and other documents that we file after the date of this prospectus will update, supplement and supersede the information in this prospectus.

     You may request a copy of these filings (including exhibits to such filings that we have specifically incorporated by reference in such filings) by writing or telephoning us at the following address:

America Service Group Inc. 105 Westpark Drive, Suite 200 Brentwood, Tennessee 37027 Attention: Corporate Secretary Telephone: (615) 373-3100

     We have filed a registration statement with the SEC relating to these securities. This prospectus is part of the registration statement. You may obtain from the SEC a copy of the registration statement and exhibits that we filed with the SEC when we registered the securities. The registration statement may contain additional information that may be important to you.

     You should rely only on the information contained in this prospectus or incorporated by reference. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front page of this prospectus, regardless of the time of delivery of this prospectus or any sale of common stock.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus, including the documents that we incorporate by reference, contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements represent our current expectations regarding future events. Forward-looking statements typically are identified by use of terms such as “may,” “will,” “should,” “plan,” “expect,” “anticipate,” “estimate” and similar words, although some forward-looking statements are expressed differently. Actual results may differ materially from current expectations. Significant factors that could cause actual results to differ materially from the forward-looking statements include the following:

•	losses from contracts that we cannot terminate;

•	changes in performance bonding requirements;

•	the complexity of, and potential changes in, government contracting procedures; and

•	the shortage of qualified nurses at reasonable costs in some of the areas in which we operate.

     Because the risk factors referred to above, as well as the risk factors beginning on page 6 of this prospectus, could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements made by us or on our behalf, you should not place undue reliance on any forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict which factors will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

BUSINESS

     Following is a short summary of our business. You should read carefully our Annual Report on Form 10-K for the year ended December 31, 2001 and our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2002 and June 30, 2002, which are incorporated herein by this reference, for more information on our business.

     We are the leading non-governmental provider of managed correctional healthcare services in the U.S., providing healthcare services to approximately 185,000 inmates at 215 sites in 28 states. We also distribute pharmaceuticals and medical supplies to approximately 208,000 inmates at over 360 sites in 34 states. Many of the inmates to whom we distribute pharmaceuticals and medical supplies also receive our healthcare services. In addition, we provide managed healthcare services to active and retired military personnel and their dependants at five sites in three states and the District of Columbia.

     We operate through our subsidiaries Prison Health Services, Inc., EMSA Correctional Care, Inc., EMSA Military Services, Inc., Correctional Health Services, Inc., and Secure Pharmacy Plus, Inc. Our headquarters are located at 105 Westpark Drive, Suite 200, Brentwood, Tennessee 37027 and our phone number is (615) 373-3100.

Industry Overview

     With growing inmate populations, rising medical costs and tightening state and local budgets, correctional facilities are finding it increasingly difficult to provide cost-effective healthcare to their inmate populations. In response to this dilemma, more prisons and jails are outsourcing their medical care to service providers who are skilled at providing healthcare to inmates at reasonable costs. Recognized as a market leader with a reputation for quality, we believe that we are well-positioned to take advantage of the continuing trend towards privatization. We are the only publicly-traded company in the correctional healthcare industry. Our principal national competitors, which are private companies, are Correctional Medical Services and Wexford Health Sources, Inc. In addition, we frequently are required to bid against a local healthcare provider for a contract to provide healthcare services to the inmates of a correctional institution located within the local provider's service area. If the local healthcare provider is the successful bidder, we do not compete with it to provide services to the inmates covered by the contract awarded to it.

Sources of Revenues

     Correctional Healthcare Services. We contract with state, county and local governmental agencies to provide comprehensive managed healthcare services to inmates of prisons and jails under 102 contracts. Our revenues from correctional healthcare services are generated primarily by payments from governmental agencies, none of which are dependent on third party payment sources. The services we provide include a wide range of on-site healthcare programs, as well as off-site hospitalization and specialty outpatient care. For the year ended December 31, 2001, revenues from correctional managed healthcare services totaled $497.9 million or approximately 90% of our total revenues of $552.5 million.

     Pharmaceutical Distribution Services. Through our subsidiary Secure Pharmacy Plus, we contract with federal, state and local governments and certain private entities to distribute pharmaceuticals and certain medical supplies to inmates of correctional facilities. We provide pharmacy services under 29 contracts. For the year ended December 31, 2001, revenues from correctional pharmacy services, excluding revenues eliminated in consolidation, totaled $46.1 million or approximately 8% of our total revenues of $552.5 million.

     Military Healthcare Services. EMSA Military provides a broad range of emergency medicine and primary healthcare services to active and retired military personnel and their dependents in medical facilities operated by the United States Department of Defense and the United States Veterans Administration through four contracts. For the year ended December 31, 2001, revenues from military contracts totaled $8.5 million or approximately 2% of our total revenues of $552.5 million.

Customer Contracts

     Over 90% of our customer contracts provide for a fixed monthly fee or a fixed monthly fee with per diem adjustments for fluctuations in population. Many contracts provide for annual payment increases based upon the regional medical care component of the Consumer Price Index.

     Our portfolio of customer contracts is subject to change for a number of reasons. Our customer contracts are subject to expiration, cancellation or non-renewal. Our customers typically have the right to cancel their contracts with us by giving us notice a specified number of days in advance of the effective date of termination. The required notice period for such contracts ranges from one day to one year, with approximately 60% of such contracts requiring notice of between 30 and 90 days, approximately 30% requiring notice of more than 90 days and approximately 10% permitting notice at less than 30 days. In many of our contracts, we do not have similar cancellation rights. Customers may also elect to not renew a contract or to allow a contract to expire. If we do not have the right to cancel a contract and we no longer wish to continue the contract, then we may allow the contract to expire or elect not to renew the contract. Our current strategy is to avoid contracts that are long-term, full-risk and non-cancelable by us or that automatically renew on an annual basis without mutual consent. A number of factors that are beyond our control may make customer contracts unprofitable. These factors include increases in labor and pharmacy costs and increases in off-site medical utilization.

     Since July 2001, we have allowed seven contracts to expire. In May 2002, our contract with the New York State Department of Corrections expired. The customer decided that it would provide the services covered by the contract itself rather than contract with an outside provider. This contract covered approximately 12,000 inmates and accounted for approximately $5.7 million or 2.1% of our revenues of $276.4 million for the six months ended June 30, 2002. Our contract with the Western District of Pennsylvania expired on September 30, 2002. This contract covered approximately 12,000 inmates and accounted for approximately $14.0 million or 5.1% of our revenues for the six months ended June 30, 2002. Our contract with the Eastern District of Pennsylvania will expire on December 31, 2002. This contract covers approximately 13,000 inmates and accounted for approximately $15.8 million or 5.7% of our revenues for the six months ended June 30, 2002. In both the Eastern and Western Districts of Pennsylvania, the customer awarded the contracts to a competitor.

     We are frequently presented with the opportunity to bid on new customer contracts. We have been awarded 10 new contracts that began operating at various dates during 2002. Together the new contracts represent $17.8 million of annualized revenues and have accounted for approximately $2.7 million or 1% of our revenues for the first six months of 2002. Four of the awarded contracts have start dates after June 30, 2002. In addition, as of June 30, 2002, we had submitted bids on contracts representing $120 million of annualized revenues. We expect that contracts representing over $150 million of additional annualized revenues will likely come up for bid in the next twelve months. No assurances can be made that we will be awarded the contracts on which we have submitted bids or contracts on which we submit bids in the future. Moreover, no assurances can be made that the contracts that we expect to come up for bid in the future will be offered under terms that we will find acceptable.

Recent Developments

     During 2001, we completed a comprehensive review of our portfolio of our then existing 145 contracts for the purpose of identifying contracts that were generating a loss and developing a reserve on our books for losses from these contracts in succeeding years. As a result of this review, we identified five non-cancelable contracts with combined 2001 annual revenues of $59.7 million and negative gross margin of $4.7 million. Based upon our projections, these contracts were expected to continue to incur negative gross margin over their remaining terms. Therefore, in December 2001, we recorded a charge of $18.3 million to establish a reserve for future losses under these non-cancelable contracts through June 30, 2005. This is what we call our “loss contract reserve”.

     On June 28, 2002 we announced that the City of Philadelphia and our operating subsidiary, Prison Health Services, had mutually agreed that Prison Health Services’ current contract to provide correctional healthcare for the City of Philadelphia would expire on June 30, 2002. This contract was one of the five contracts that were part of the loss contract reserve. Effective as of June 30, 2002, we entered into a Transitional Services Agreement with the City pursuant to which Prison Health Services provided healthcare services to the Philadelphia Prison Systems through September 30, 2002. Because our loss contract reserve was calculated based on our expectations that the Philadelphia contract would remain in place under its original revenue and cost structure through June 30, 2004, we reduced the loss contract reserve by $3.3 million during the second quarter of 2002. On September 30, 2002, we announced that the City of Philadelphia and Prison Health Services mutually agreed to extend the contract to provide healthcare services to the Philadelphia Prison System for an additional nine months, through June 30, 2003.

     Also on June 28, 2002, we announced that another of the five contracts that were part of the loss contract reserve, a contract between Prison Health Services and the State of Maine, expired on June 30, 2002. We agreed with the state to an extension of the contract through December 31, 2002. During the six-month extension period, the state will assume all outside healthcare costs, and the company will be reimbursed for all costs associated with the contract and will be paid a fixed monthly management fee.

     A third contract that was part of the loss contract reserve, a contract between Prison Health Services and Adams County, Colorado, expired in August of this year. We were awarded a new contract with Adams County following a competitive bid process that was conducted in August 2002. The new contract increases our base compensation and includes a risk-sharing provision that limits our exposure to off-site services.

RISK FACTORS

     Investment in our shares involves a high degree of risk. You should consider carefully the following risk factors as well as other information in this prospectus and the incorporated documents before making your investment decision. Additional risks that we do not yet know of or that we currently think are immaterial may also impair our business operations. If any of the events or circumstances described in the following risks actually occurs, our business, financial condition or results of operations could be materially adversely affected. In such case, the trading price of our common stock could decline, and you may lose all or part of your investment.

Our operating revenue is derived almost exclusively from contracts with federal, state, county and local governmental agencies, which may be cancelled or not renewed.

     Our operating revenue is derived almost exclusively from contracts with federal, state, county and local governmental agencies. Generally, contracts may be terminated by the governmental agency at will and without cause upon proper notice (typically between 30 and 180 days). Governmental agencies may be subject to political influences that could lead to termination of a contract through no fault of ASG. Although we generally attempt to renew or renegotiate contracts at or prior to their termination, contracts that are put out for bid are subject to intense competition. As a result, our portfolio of contracts is subject to change. The changes in our portfolio of contracts are largely unpredictable, which creates uncertainties about the amount of our total revenues from period to period. Although we attempt to replace contracts that expire or are terminated, we must engage in competitive bidding for new business. We, therefore, have no assurance that we will be able to replace contracts that expire or are terminated.

If state, county and local governmental agencies decide not to obtain healthcare services for correctional facilities from private contractors, our revenues and earnings will decline.

     Our future revenue growth will depend in part on continued privatization by state, county and local governmental agencies of healthcare services for correctional facilities. We believe that more than $95 million in annualized correctional healthcare contract revenues were privatized in 2001 and that more than $23 million in correctional healthcare contract revenues were privatized to date in 2002 by governmental agencies for the first time, based on bids that we have submitted. The states of Mississippi and Louisiana have announced plans to outsource all or a portion of their inmate medical programs that are currently self-operated, representing potential annual contract revenues of over $100 million. We estimate that an additional $20 million in 2001 and $15 million to date in 2002 in privatized contract revenues resulted from the expansion of existing contracted services to encompass additional or expanded services. We believe that the tightening of many state budgets, especially over the past 12 months, will continue to cause governmental agencies to outsource these services. However, we cannot assure you that this market will continue to grow at historical rates or at all, or that existing contracts will continue to be made available to the private sector. We could also be adversely affected by material decreases in the inmate population of correctional facilities. Any of these results could cause our revenue to decline and harm our business and operating results.

Our business is highly competitive, and if we are unable to compete successfully our business and operating results will suffer.

     The business of providing correctional healthcare services to governmental agencies is highly competitive. We are in direct competition with local, regional and national correctional healthcare providers. We estimate that we have approximately 9.8% of the combined privatized and non-privatized market, based on the national aggregate amount of annual expenditures for correctional healthcare services. Our primary competitors are Correctional Medical Services, which we estimate has approximately 7.8% of the combined privatized and non-privatized market, and Wexford Health Sources, Inc., which we estimate has approximately 3.0% of such market. As the private market for providing correctional healthcare matures, our competitors may gain additional experience in bidding and administering correctional healthcare contracts. Competitors may use the additional experience to under-bid us. In addition, new competitors, some of whom may have extensive experience in related fields or greater financial resources than us, may enter the market. Increased competition could result in a loss of contracts and market share. Any of these results could seriously harm our business and operating results.

If treatment costs related to catastrophic illnesses or injuries to inmates exceed our insurance coverage, our costs will increase and our business and results of operations may suffer.

     Contracts accounting for 46% of our revenues for the six months ended June 30, 2002 contain no limits on our exposure for treatment costs related to catastrophic illnesses or injuries to inmates. For those contracts that contain no catastrophic limits, we maintain stop loss insurance for 100% of our exposure with respect to catastrophic illnesses or injuries for annual amounts in excess of $500,000 per inmate up to an annual per inmate cap of $2.0 million. We attempt to compensate for the increased financial risk when pricing contracts that do not contain catastrophic limits. Although we typically bear the risk of increased or unexpected costs, many contracts contain risk-sharing arrangements, such as aggregate limits for off-site or pharmaceutical costs, stop-loss provisions, cost-plus fee arrangements or the entire exclusion of off-site service costs. Although we have not had any catastrophic illnesses or injuries to inmates that exceeded our insurance coverage in the past, we cannot assure you that we will not experience a catastrophic illness or injury to inmates that exceeds our coverage in the future. The occurrence of several severe individual cases outside of our catastrophic limits could render those contracts unprofitable and could have a material adverse effect on our financial condition and results of operations.

If we lose any members of our senior management our business and operating results may suffer.

     Our success depends in large part on the ability and experience of our senior management. In particular, we depend on Michael Catalano, Chairman, President and Chief Executive Officer, Gerard F. Boyle, Executive Vice President and Chief Development Officer, Bruce A. Teal, Executive Vice President and Chief Operating Officer, Michael W. Taylor, Senior Vice President and Chief Financial Officer, and Richard D. Wright, Vice Chairman of Operations. Except for Mr. Wright, we have employment contracts with these key officers. We do not maintain key man life insurance for any member of our senior management. The loss of the services of one or more of our key employees could adversely affect our business and operating results.

Our success depends on our ability to attract and retain highly skilled healthcare personnel.

     Our success depends on our ability to attract and retain highly skilled healthcare personnel. A shortage of trained and competent employees and/or independent contractors may result in overtime costs or the need to hire less efficient and more costly temporary staff. In some markets, we are concerned about our ability to continue to attract qualified nurses at a reasonable cost. Approximately 44% of our contracts contain financial penalties that apply when performance or staffing criteria are not achieved. For the year ended December 31, 2001, we incurred penalties of approximately $1.3 million relating to these criteria. If we are not successful in attracting and retaining a sufficient number of qualified healthcare personnel in the future, we may not be able to perform under our contracts, which could lead to the loss of existing contracts or our ability to gain new contracts.

We periodically become involved in medical malpractice claims, which may subject us to substantial damage awards.

     We periodically become involved in medical malpractice claims with the attendant risk of substantial damage awards. We are frequently sued by inmates who allege that our employees or independent contractors committed medical malpractice by failing to provide timely or adequate healthcare services. We may be vicariously liable for the negligence of our employees. We also may have liability for the negligence of healthcare professionals we engage as independent contractors. Our contracts generally provide for us to indemnify the governmental agency for losses incurred related to healthcare provided by ourselves and our agents. We mitigate this risk by maintaining professional liability insurance and requiring our independent contractors to maintain professional liability insurance in amounts deemed appropriate by us based upon our claims history and the nature and risks of our business. There can be no assurance that a future claim or claims will not exceed the limits of available insurance coverage, that such coverage will continue to be available at a reasonable cost or that an insurer will continue to be solvent. If our insurance is not sufficient to cover claims or if we are unable to secure insurance coverage at a reasonable cost, our operating costs will increase and our ability to secure new contracts will be harmed. In addition, the inability to obtain insurance will adversely affect our business and operating results.

     We currently are appealing a $1.7 million judgment against us. In December 1995, the Florida Association of Counties Trust (“FACT”), as the insurer for the Polk County Sheriff’s Office, and the Sheriff of Polk County, Florida, brought an action against Prison Health Services in the Circuit Court, 10th Judicial Circuit, Polk County, Florida seeking indemnification for $1 million paid on behalf of the plaintiffs for settlement of a lawsuit brought against the Sheriff’s Office. The recovery is sought for amounts paid in settlement of a wrongful death claim brought by the estate of an inmate who died as a result of injuries sustained from a beating from several corrections officers employed by the Sheriff’s Office. The plaintiffs contend that an indemnification provision in the contract between Prison Health Services and the Sheriff’s Office obligates us to indemnify the Sheriff’s Office against losses caused by its own wrongful acts. We were represented by counsel provided by Reliance Insurance Company, our insurer. In April 2001, FACT’s motion for summary judgment on the question of liability for indemnity was denied, but on rehearing in July 2001 the motion was reversed and summary judgment was granted. In October 2001, Reliance filed for receivership. In January 2002, the court entered final judgment in favor of FACT for approximately $1.7 million at a hearing in which we were not represented, as counsel provided by Reliance had simultaneously filed a motion to withdraw. We retained new counsel in February 2002 and have filed an appeal brief on the judgment. We expect a decision on the appeal in early 2003. We posted an appeal bond in the amount of $2 million, which has been classified as a deposit and included in prepaid expenses and other current assets on our consolidated balance sheet. As of June 30, 2002, we have reserved $600,000 related to costs associated with this proceeding. We believe that we will be successful on appeal. We have numerous defenses to FACT’s claim, including our belief that the court that granted summary judgment in favor of FACT upon rehearing made an error of law when it ruled that our contract with the Sheriff’s Office obligated us to indemnify the Sheriff’s Office against its own wrongful acts. In addition, the Sheriff’s Office released us from liability for this claim subsequent to filing the lawsuit. In the event that we are not successful on appeal, we do not believe that the adverse judgment will have a material adverse effect on our financial position, although it may affect our quarterly or annual results of operations.

We depend on our credit facility to meet our working capital needs.

     Our debt consists of a revolving credit facility that was amended on March 15, 2002 and matures on April 1, 2003. The credit facility is with a syndicate of four banks, with Bank of America, N.A. acting as the lead bank and administrative agent. At June 30, 2002, we had $44.7 million outstanding under the credit facility and $5.8 million available for future borrowings. Our borrowings under the credit facility are limited to the lesser of (1) the sum of eligible accounts and other receivables (as defined) plus an intangible advance of up to $11 million (“Intangible Advances”), or (2) $57 million (the “Maximum Commitment”). Interest is payable monthly at the Bank of America prime rate plus 3.0% (5.0% for balances due under Intangible Advances). We are required to make scheduled reductions in the Intangible Advances and the Maximum Commitment prior to the maturity date of the credit facility.

     The credit facility requires us to meet certain financial covenants related to minimum levels of net worth and earnings. We are required to maintain minimum shareholders’ equity (deficit) as of the end of any fiscal quarter ending on or after the period specified below as follows:

Minimum Shareholders’
Period	Equity (Deficit)

June 30, 2002 to September 29, 2002	$(2,500,000)
September 30, 2002 to December 30, 2002	$(1,000,000)
December 31, 2002 to April 1, 2003	0

     We are also required to achieve a minimum level of cumulative EBITDA from January 1, 2002, through the end of each month ending on each of the respective dates set forth below. EBITDA is defined in the credit facility as the sum of consolidated net income, plus interest expense, plus any provision for taxes based on income or profits that was deducted in computing consolidated net income, plus depreciation, amortization of intangible assets and other non-recurring non-cash charges, which non-cash charges may not exceed $500,000 in any month or any fiscal quarter and $2 million in any fiscal year, less amounts charged against our reserve for loss contracts.

Period Ending	Monthly Cumulative Minimum EBITDA

June 30, 2002	$3,600,000
July 31, 2002	4,275,000
August 31, 2002	5,300,000
September 30, 2002	6,800,000
October 31, 2002	7,950,000
November 30, 2002	9,200,000
December 31, 2002	10,000,000

After December 31, 2002, we will be required to achieve a minimum monthly EBITDA of $500,000.

     As of June 30, 2002, we were in compliance with these financial covenant requirements.

     We depend on the availability of borrowings under our credit facility to meet our current working capital needs, capital expenditure requirements and other cash flow requirements. If we do not attain our projected results, we may be forced to seek additional sources of financing in order to fund our working capital needs. We believe that we can comply with the covenants in our credit facility through its maturity date. We are in the process of reviewing alternatives for refinancing our credit facility. No assurances can be made that we can obtain alternative financing arrangements on terms acceptable to us, or at all.

     If we have not refinanced our credit facility prior to December 31, 2002, the terms of the credit facility require us to issue warrants to our lenders to purchase shares representing up to 5% of our stock on a fully diluted basis at an exercise price of $0.01 per share. Based on 6,031,000 shares outstanding on a pro forma fully-diluted basis on June 30, 2002, assuming that the 480,000 shares of our common stock registered pursuant to the registration statement of which this prospectus is a part were then outstanding, we would be required to issue warrants to purchase 317,421 shares of our common stock to our lenders, which would represent a 5.26% dilution of the pro forma outstanding shares on June 30, 2002.

SELLING STOCKHOLDERS

     We are registering for resale 480,000 shares of our common stock held by the selling stockholders identified below. The selling stockholders acquired the shares in a private placement from us. We are registering the shares to permit the selling stockholders and their pledgees, donees, transferees and other successors-in-interest that receive their shares from a selling stockholder as a gift, partnership distribution or other non-sale related transfer after the date of this prospectus to resell the shares when and as they deem appropriate. The following table sets forth:

•	the name of the selling stockholders,

•	the number and percent of shares of our common stock that the selling stockholders beneficially owned as of August 15, 2002, prior to the offering for resale of the shares under this prospectus,

•	the number of shares of our common stock that may be offered for resale for the account of the selling stockholders under this prospectus, and

•	the number and percent of shares of our common stock to be beneficially owned by the selling stockholders after the offering of the resale shares (assuming all of the offered resale shares are sold by the selling stockholders).

     The number of shares in the column “Number of Shares Being Offered” represents all of the shares that each selling stockholder may offer under this prospectus. We do not know how long the selling stockholders will hold the shares before selling them or how many shares they will sell and we currently have no agreements, arrangements or understandings with any of the selling stockholders regarding the sale of any of the resale shares. The shares offered by this prospectus may be offered from time to time by the selling stockholders listed below.

     This table is prepared solely based on information supplied to us by the listed selling stockholders, and assumes the sale of all of the shares. The applicable percentages of beneficial ownership are based on an aggregate of 5,552,744 shares of our common stock issued and outstanding on September 19, 2002, adjusted as may be required by rules promulgated by the SEC.

	Shares Beneficially Owned		Number of Shares	Shares Beneficially Owned
	Prior to Offering		Being Offered	After Offering

Selling Stockholders	Number	Percent		Number	Percent

Trafelet & Company, LLC (1)	614,000	10.18%	200,000	414,000	6.86%
Connecticut Capital Associates L.P.	114,000	1.89%	100,000	14,000	0.23%
Edward M. O’Herron, Jr.	40,000	0.66%	25,000	15,000	0.25%
Margaret B. O’Herron Trust	40,000	0.66%	25,000	15,000	0.25%
Potomac Capital International Ltd. (2)	240,600	3.99%	10,000	160,600	2.66%
Pleiades Investment Partners-R, L.P. (2)	240,600	3.99%	70,000	160,600	2.66%
TCMP[3] Partners	10,000	0.17%	10,000	—	—
Teleion Fund I, LP	15,000	0.25%	15,000	—	—
Endurance Partners (Q.P.), L.P.	16,078	0.27%	16,078	—	—
Endurance Partners, L.P.	8,922	0.15%	8,922	—	—

(1) According to a Schedule 13G filed on July 17, 2002, Mr. Remy W. Trafelet is the beneficial owner of the shares. Mr. Trafelet also has sole voting and dispositive power over an additional 2,500 shares.

(2) Potomac Capital International Ltd. (“Potomac Capital”) and Pleiades Investment Partners - R, L.P. (“Pleiades”) are affiliates of each other and of Potomac Capital Partners, L.P., which is one of our stockholders. The beneficial ownership of each of Potomac Capital and Pleiades includes the shares of our common stock owned by the other, as well as 147,900 shares of our common stock owned by Potomac Capital Partners, L.P.

USE OF PROCEEDS

     We will not receive any of the proceeds from the sale of the resale shares by the selling stockholders. All proceeds from the sale of the resale shares will be solely for the accounts of the selling stockholders.

PLAN OF DISTRIBUTION

     The selling stockholders may sell the shares at any time and from time to time in one or more transactions at:

•	fixed prices,

•	market prices at the time of sale,

•	varying prices and terms to be determined at the time of sale, or

•	negotiated prices.

     The selling stockholders will act independently of us in making decisions regarding the timing, manner and size of each sale. The selling stockholders may effect these transactions by selling the shares to or through broker-dealers. Broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in the resales. The shares may be sold in one or more of the following types of transactions:

•	block trade(s) in which a broker-dealer attempts to sell the shares as agent but may resell a portion of the block as principal to facilitate the transaction,

•	purchase(s) by a broker-dealer as principal and resale(s) by the broker-dealer for its account under this prospectus,

•	an exchange distribution in accordance with the rules of the exchange,

•	ordinary brokerage transactions and transactions in which a broker solicits purchasers,

•	privately negotiated transactions between the selling stockholders and purchasers, without a broker-dealer, and

•	a combination of any of the above transactions.

     To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific or additional plan of distribution. If the plan of distribution involves an arrangement with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution, or a purchase by a broker-dealer, the supplement will disclose:

•	the name of the selling stockholder and the participating broker-dealer,

•	the number of shares involved,

•	the price at which the shares were sold,

•	the commissions paid or discounts or concessions allowed to the broker-dealer, where applicable,

•	that the broker-dealer did not conduct any investigation to verify the information contained or incorporated by reference in this prospectus, and

•	any other facts material to the transaction.

     If a selling stockholder notifies us that a donee, pledgee or other transferee of the selling stockholder intends to sell more than 500 shares, we will file a supplement to this prospectus. If a selling stockholder notifies us of any material change with respect to the plan of distribution of the shares described herein, we will file a post-effective amendment to the registration statement of which this prospectus forms a part.

     The selling stockholders may enter into hedging transactions with broker-dealers in connection with distributions of the shares. In these transactions, broker-dealers may engage in short sales of the shares to offset the positions they assume with the selling stockholders. The selling stockholders also may sell shares short and redeliver the shares to close out their short positions. The selling stockholders may enter into option or other transactions with broker-dealers that require the delivery to the broker-dealer of the shares. The broker-dealer may then resell or otherwise transfer the shares under this prospectus. The selling stockholders also may loan or pledge the shares to a broker-dealer. The broker-dealer may sell the loaned or pledged shares under this prospectus.

     Broker-dealers or agents may receive compensation from selling stockholders in the form of commissions, discounts or concessions. Broker-dealers or agents also may receive compensation from the purchasers of the shares for whom they act as agents or to whom they sell as principals, or both. A broker-dealer’s compensation will be negotiated in connection with the sale and may exceed the broker-dealer’s customary commissions. Broker-dealers, agents or the selling stockholders may be deemed to be “underwriters” within the meaning of the Securities Act in connection with sales of the shares. Any commission, discount or concession received by these broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting discounts or commissions under the Securities Act.

     Because the selling stockholders may be deemed to be “underwriters” within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act. In addition, any securities covered by this prospectus that qualify for resale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus.

     The selling stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriter or broker-dealer regarding the sale of the shares. There is no underwriter or coordinating broker acting in connection with the proposed sale of the shares by the selling stockholders.

     The shares will be sold only through registered or licensed brokers or dealers if so required under applicable state securities laws. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

     Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the shares may not simultaneously engage in market making activities with respect to our common stock for a period of two business days prior to the commencement of the distribution. In addition, the selling stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of our common stock by the selling stockholders or any other person. We will make copies of this prospectus available to the selling stockholders and we have informed them of the requirement to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale.

     We will bear all costs, expenses and fees associated with the registration of the shares. The selling stockholders will bear all commissions and discounts, if any, associated with the sale of the shares. The selling stockholders may agree to indemnify any broker-dealer or agent that participates in sales of the shares against specified liabilities, including liabilities arising under the Securities Act. The selling stockholders have agreed to indemnify certain persons, including us and broker-dealers and agents, against specified liabilities in connection with the offering of the shares, including liabilities arising under the Securities Act.

LEGAL MATTERS

     The validity of the shares of common stock offered by this prospectus will be passed upon for us by King & Spalding.

EXPERTS

     The consolidated financial statements of America Service Group Inc. appearing in America Service Group Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2001, as amended, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus or any prospectus supplement. This prospectus is not an offer of these securities in any jurisdiction where an offer and sale is not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock		480,000 Shares Common Stock
AMERICA SERVICE GROUP INC

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About This Prospectus
Where You Can Find More Information
Cautionary Note Regarding Forward-Looking
     Statements
Business
Risk Factors
Selling Stockholders
Use Of Proceeds
Plan Of Distribution
Legal Matters
Experts	2 2 3 4 6 9 9 10 12 12	Prospectus October 21, 2002